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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under The Securities Exchange Act of 1934
                               (Amendment No.  )(1)


                             Ponder Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   732378 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o William R. Ziegler
                               Parson & Brown LLP
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9860
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 16, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





       Note. Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 80 Pages






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                                       13D


CUSIP NO.  732378 10 4                                   PAGE  2  OF  80  PAGES
          ------------------                                 -----   ----


----------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         White Owl Capital Partners

----------------------------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
   2
                                                                             (b) [ ]

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         SEC USE ONLY
   3

----------------------------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4     OO (See Item 3)

----------------------------------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   5     TO ITEM 2(d) OR 2(e)                                                             [ ]

----------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6      Texas

---------------------------------------------------------------------------------------------------------

                       7    SOLE VOTING POWER
                            6,080,000 shares (assuming the exercise of Warrants and conversion of
                            Convertible Note (See Item 5(b))
 NUMBER OF SHARES   -------------------------------------------------------------------------------------
BENEFICIALLY OWNED
       BY                   SHARED VOTING POWER
 EACH REPORTING        8    0 (See Item 5(b))
  PERSON WITH
                    -------------------------------------------------------------------------------------

                            SOLE DISPOSITIVE POWER
                       9    6,080,000 shares (assuming the exercise of Warrants and
                            conversion of Convertible Note (See Item 5(b))

                    -------------------------------------------------------------------------------------

                            SHARED DISPOSITIVE POWER
                      10    0 (See Item 5(b))

----------------------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11    6,080,000 shares of Common Stock issuable upon exercise of Warrants and conversion of Convertible Note (See Item 5 (a))

----------------------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12    CERTAIN SHARES*                                                                               [X]
        See Item 5
----------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13    17.7% (assuming the exercise of Warrants and conversion of Convertible Note (See Item 5(a))

----------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
  14    PN

----------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!








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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

               This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Ponder Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5005 Riverway, Suite 550, Houston, Texas 77056.

ITEM 2. IDENTITY AND BACKGROUND.

               White Owl Capital Partners (the "Reporting Person") is a Texas general partnership that was formed recently to acquire, own and hold securities of the Company. The address of the principal business and the principal office of the Reporting Person is 20 Pine Brook Road, Bedford, New York 10506. The only partners of the Reporting Person are Steven A. Webster ("Webster") and William
R. Ziegler ("Ziegler").

               Webster is a natural person and has a business address of 1900 West Loop South, Suite 1800, Houston, Texas 77027. The present principal occupation or employment of Webster is as the Chairman, Chief Executive Officer and Treasurer of Falcon Drilling Company, Inc., a marine oil and gas drilling contractor with its principal place of business located at 1900 West Loop South, Suite 1800, Houston, Texas 77027. Webster is a United States citizen.

               Ziegler is a natural person and has a business address of 666 Third Avenue, 9th Floor, New York, New York 10017. The present principal occupation or employment of Ziegler is as a partner of Parson & Brown LLP, a law firm with its principal place of business located at 666 Third Avenue, 9th Floor, New York, New York 10017. Ziegler is a United States citizen.

               During the last five years, neither the Reporting Person nor either partner of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor either partner of the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to the terms and conditions of the Securities Purchase Agreement dated October 15, 1997 (the "Securities Purchase Agreement") among the Company, the Reporting Person and the other purchasers named on Schedule 1.2 thereof (collectively, the "Purchasers"), the Reporting Person purchased 76 Units of the Company for an aggregate purchase price of $1,900,000. Each Unit consisted of $25,000 principal amount of Senior Convertible Promissory Notes of the Company (individually, a "Senior Note" and collectively, the "Senior Notes") and a



                               Page 3 of 80 Pages






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 detachable Warrant (individually, a "Warrant" and collectively, the
"Warrants") to acquire 40,000 shares of Common Stock (1.6 shares of Common Stock for each $1 principal amount of Senior Note). On October 16, 1997, the Reporting Person tendered its subscription price of $1,900,000 for 76 Units of the Company and received in exchange therefor a Senior Note in the principal amount of $1,900,000 and a Warrant to purchase an aggregate of 3,040,000 shares (subject to adjustment) of Common Stock of the Company.

               The source of funds for the $1,900,000 aggregate subscription price for the 76 Units acquired by the Reporting Person was capital contributions, in the amount of $950,000 from each of its two partners, Webster and Ziegler. The source of funds for the capital contributions made by each of Webster and Ziegler to the Reporting Person was personal funds of Webster and Ziegler, respectively.

ITEM 4. PURPOSE OF TRANSACTION.

               As disclosed in Item 3 above, the Reporting Person acquired 76 Units of the Company, consisting of (i) Senior Notes, in the aggregate principal amount of $1,900,000, that are convertible at the option of the holder into shares of Common Stock, and (ii) Warrants that are exercisable at the option of the holder for shares of Company Common Stock, pursuant to the terms and conditions of the Securities Purchase Agreement. An aggregate of 100 Units of the Company, consisting of Senior Notes in the aggregate principal amount of $2,500,000, and Warrants to acquire Common Stock, were issued and sold to the Purchasers pursuant to the Securities Purchase Agreement.

               The Senior Notes issued by the Company (i) are due and payable on January 1, 1999 (the "Maturity Date"), (ii) bear interest at a rate equal to the Prime Rate of interest of Citibank, N.A. plus 200 basis points, from and after July 1, 1998, which interest is payable monthly on the last day of each month that the Senior Note is outstanding, commencing on July 31, 1998, and at the Maturity Date, (iii) are subject to a default rate of interest equal to the lower of (A) 5% per annum in excess of the current applicable interest rate and
(B) the highest permissible legal rate, during any period of default under the Senior Notes, (iv) are not subject to prepayment and (iv) are convertible at the option of the holder thereof at any time into such number of shares of Common Stock of the Company, obtained by dividing the aggregate face amount of the Senior Note by the exercise price per share of the Warrant (the "Conversion Price Per Share"). The Senior Notes issued to the Reporting Person presently are convertible into an aggregate of 3,040,000 shares of Common Stock at a current Conversion Price Per Share of $0.625.

               The Warrants issued to the Reporting Person are presently exercisable, in whole or in part at any time prior to 5:30 p.m., New York time, on January 1, 2001 (the "Expiration Date"), for an aggregate of 3,040,000 shares of Common Stock (the "Warrant Stock") at a purchase price per share of $0.625 (the "Warrant Price"). The number of shares of Warrant Stock and the Warrant Price are subject adjustment upon the occurrence of specified events, as provided in Section 4 of the Warrants.





                               Page 4 of 80 Pages







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               The Senior Notes and Warrants issued to the Reporting Person, and presently representing the right to acquire an aggregate of 6,080,000 shares (subject to adjustment as provided therein) of Company Common Stock, were acquired by the Reporting Person primarily for investment purposes, but also with a view towards influencing management.

               The Securities Purchase Agreement also provides that until such time as the entire principal and interest on the Senior Notes shall have been paid in full, a Majority-in-Interest of the holders of Senior Notes (presently the Reporting Person) may, but need not, designate up to two persons to serve as directors of the Company. To date, the Reporting Person has not exercised its rights under this provision. The Securities Purchase Agreement further provides that the holders of the Senior Notes, acting through the Majority-in-Interest (currently the Reporting Person) shall have a preferred right to participate in any future debt or equity financing of the Company effected prior to January 1, 1999.

               Although there is no present intention to do so, any of the Reporting Person, Webster or Ziegler may decide to make additional purchases of Common Stock (or common stock equivalents, as the case may be) in the future either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock (or common stock equivalents, as the case may be), other opportunities available to the Reporting Person, Webster or Ziegler, prospects for the respective business' of the Reporting Person, Webster or Ziegler, general economic conditions, money and stock market conditions and other future developments.

               Depending upon the results of the reviews and the other factors mentioned above, the Reporting Person, at any time, may decide to change its intention with respect to the acquisition and/or retention of shares of Common Stock (or common stock equivalents, as the case may be), including, without limitation, a determination to increase, decrease or entirely dispose of its holdings of Common Stock (or common stock equivalents, as the case may be), although, neither the Reporting Person nor Webster or Ziegler has any current intention to do so.

               Any of the Reporting Person, Webster or Ziegler may also approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or the Reporting Person may exercise its right under the Securities Purchase Agreement to designate up to two persons to serve as directors of the Company.

               The descriptions of the Securities Purchase Agreement, the Senior Notes and the Warrants (inclusive of the other agreements which are exhibits thereto) contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase Agreement, the Senior Note issued to the Reporting Person and the Warrant issued to the Reporting Person, copies of which are attached hereto as Exhibits I, II and III, respectively, and incorporated herein by reference.

               Except as discussed above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), none of the Reporting Person, Webster or Ziegler





                               Page 5 of 80 Pages









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has any current plans or proposals which relate to or would result in the occurrence of any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person and other persons named in Item 2 above are as follows:

               The aggregate number and percentage of the Common Stock which are owned beneficially by the Reporting Person on the date hereof are 6,080,000 shares of Common Stock, or approximately 17.7% of the 34,284,354 shares of Common Stock that would be issued and outstanding as of October 16, 1997, assuming the conversion of the Senior Note issued to the Reporting Person and the exercise of the Warrant issued to the Reporting Person, in each case, into shares of Common Stock as of such date.

               Each of Webster and Ziegler, as the sole general partners of the Reporting Person, may be deemed to indirectly beneficially own the 6,080,000 shares of Common Stock, or approximately 17.7% of the 34,284,354 shares of Common Stock that would be issued and outstanding as of October 16, 1997, assuming the conversion of the Senior Note issued to the Reporting Person and the exercise of the Warrant issued to the Reporting Person, in each case, into shares of Common Stock as of such date. In addition, Webster owns beneficially and of record 250,000 shares of Common Stock. Each of the Reporting Person and Ziegler disclaims beneficial ownership of the shares of Common Stock owned by Webster.

               (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

               The Reporting Person may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by it (assuming the conversion of the Senior Note issued to the Reporting Person and the exercise of the Warrant issued to the Reporting Person into shares of Common Stock). Notwithstanding the foregoing, each of Webster and Ziegler, as the sole general partners of the Reporting Person, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by the Reporting Person (assuming the conversion of the Senior Note issued to the Reporting Person and the exercise of the Warrant issued to the Reporting Person into shares of Common Stock). In addition, Webster has the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 250,000 shares of Common Stock owned of record by him.






                               Page 6 of 80 Pages


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               (c) Except for (i) the October 6, 1997 open market purchase by Webster of an aggregate of 250,000 shares of Common Stock, at a purchase price per share of $0.61313 (aggregate purchase price of $153,282.50, exclusive of brokerage commission and transaction fee), effected on the over-the-counter market, and (ii) the acquisition of the Senior Note (presently convertible into an aggregate of 3,040,000 shares of Common Stock) and the Warrant (presently exercisable for an aggregate of 3,040,000 shares of Common Stock) by the Reporting Person pursuant to the terms of the Securities Purchase Agreement disclosed in response to Items 3 and 4 above, during the past 60 days, neither the Reporting Person nor Webster or Ziegler has effected any transaction in the Common Stock. See Items 3 and 4 above and subsection (a) and
(b) of this Item 5 for further details in connection with the acquisition of the Senior Note and Warrant pursuant to the Securities Purchase Agreement.

               (d) Except for the Reporting Person and its general partners disclosed in Item 2 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company owned by the Reporting Person.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               As previously disclosed in Item 4 above, the Reporting Person is a (i) party to the Securities Purchase Agreement, which provided for the sale and issuance of the Units (inclusive of the Senior Notes and Warrants) to the Purchasers (including the Reporting Person) (ii) a holder of a Senior Note, in the aggregate principal amount of $1,900,000, which presently is convertible into an aggregate of 3,040,000 shares of Common Stock and (iii) holder of a Warrant, which presently is exercisable for an aggregate of 3,040,000 shares of Common Stock. See Item 4 above for further details with respect to the provisions of the Securities Purchase Agreement, the Senior Notes and the Warrants.

               Contemporaneously with the execution and delivery of the Securities Purchase Agreement, the Company and the Purchasers (inclusive of the Reporting Person) entered into a Registration Rights Agreement (the "Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock issued from time to time upon conversion of the Senior Notes (inclusive of the Senior Notes issued to Purchasers other than the Reporting Person) or upon exercise of the Warrants (inclusive of the Warrants issued to Purchasers other than the Reporting Person).

               The descriptions of the Securities Purchase Agreement, the Senior Notes, the Warrants and the Registration Rights Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase Agreement, the Senior Note issued to the Reporting Person, the Warrant issued to the Reporting Person and the Registration Rights Agreement, copies of which are attached hereto as Exhibits I, II, III and IV, respectively, and incorporated herein by reference.






                               Page 7 of 80 Pages








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               Except as discussed in this Item 6 and in Item 4 above (in each case, inclusive of the provisions of the documents incorporated herein by reference), neither the Reporting Person, Webster nor Ziegler is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person and the other persons named in Item 2 above or between any such persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               I. Securities Purchase Agreement referred to in Items 3, 4, 5 and 6.

               II.    Senior Note referred to in Items 3, 4 and 6.

               III.   Warrant referred to in Items 3, 4, 5 and 6.

               IV.    Registration Rights Agreement referred to in Item 6.










                               Page 8 of 80 Pages






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                                    SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 1997

                                            WHITE OWL CAPITAL PARTNERS

                                            By:  /s/ WILLIAM R. ZIEGLER
                                               _________________________________
                                               Name:  William R. Ziegler
                                               Title: General Partner







                               Page 9 of 80 Pages








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                                  EXHIBIT INDEX


Exhibit
Number         Description                                                               Page No.
-------        -----------                                                               -------

I              Securities Purchase Agreement dated as of October 15, 1997, among           11
               Ponder Industries, Inc., the Reporting Person and the other
               Purchasers signatory thereto

II             Senior Note issued by Ponder Industries, Inc. in favor of the               44
               Reporting Person

III            Warrant issued by Ponder Industries, Inc. in favor of the Reporting         51
               Person

IV             Registration Rights Agreement dated as of October 15, 1997, among           64
               Ponder Industries, Inc., the Reporting Person and the other
               Purchasers of Units signatory thereto







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